UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

CASCADE MICROTECH, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)

147322101

(CUSIP Number of Underlying Common Stock)

Geoff Wild

President & CEO

Cascade Microtech, Inc.

2430 NW 206th Avenue

Beaverton OR 97006

(503) 601-1000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copy to:

Gregory E. Struxness, Esq.

Ater Wynne LLP

1331 NW Lovejoy, Suite 900

Portland OR 97208

(503) 226-8449

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$122,450	$4.82

*	Estimated solely for the purposes of calculating the Amount of Filing Fee. The calculation of the Transaction Valuation assumes that options to purchase 305,000 shares of common stock of Cascade Microtech, Inc. having an aggregate value of $122,450 as of January 28, 2009 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black Scholes valuation model.

**	The Amount of Filing Fee equals $39.30 per $1,000,000 of the aggregate amount of the Transaction Valuation. The Transaction Valuation set forth above was calculated for the sole purpose of determining the Amount of Filing Fee, and should not be used for any other purpose.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1.	Summary Term Sheet.

The information set forth under the caption “Summary Term Sheet and Questions and Answers” in the Offer to Exchange Certain Outstanding Options for Restricted Stock Units, including all attachments thereto (the “Offer to Exchange”), filed as Exhibit (a)(1)(A) hereto, is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)	Name and Address. The name of the issuer is Cascade Microtech, Inc., an Oregon corporation (“Cascade Microtech” or, the “Company”), the address of its principal executive offices is 2430 NW 206th Avenue, Beaverton OR 97006 and the telephone number of its principal executive offices is (503) 601-1000. The information set forth in the Offer to Exchange under the caption “The Offer” in Section 16, Information About Us, is incorporated herein by reference.

(b)	Securities. This Tender Offer Statement on Schedule TO relates to the Offer to Exchange, pursuant to which the Company is offering eligible employees the opportunity, subject to specified conditions, to exchange certain outstanding options to purchase shares of the Company’s common stock, par value $0.01 per share, that were originally granted under the Cascade Microtech, Inc. 1993 Stock Incentive Plan and the 2000 Stock Incentive Plan ((the “Cascade Microtech 2000 Plan”) and that have exercise prices equal to or greater than $7.00 per share for restricted stock unit awards that cover a lesser number of shares of our common stock to be granted under the Cascade Microtech 2000 Plan or, to the extent permissible, under another of our stock option plans (the “Offer”). As of January 28, 2009, options to purchase approximately 305,000 shares of Cascade Microtech common stock, having exercise prices equal to or greater than $7.00 were held by eligible employees and would be eligible for exchange in the Offer. The Company is making the Offer upon the terms and subject to the conditions described in the Offer to Exchange. The information set forth in the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and under the caption “The Offer” in Section 1, Eligible Employees; Eligible Options; Expiration Time.

(c)	Trading Market and Price. The information set forth in the Offer to Exchange under the caption “The Offer” in Section 7, Price Range of Common Stock, is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)	Name and Address. The filing person is the issuer, Cascade Microtech, Inc. The information set forth under Item 2(a) above is incorporated by reference. The information set forth in the Offer to Exchange under Schedule A, Information About Our Directors and Executive Officers, is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)	Material Terms. The information set forth in the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and the following sections under the caption “The Offer” are incorporated herein by reference: Section 1, Eligible Employees; Eligible Options; Expiration Time; Section 3, Procedures; Section 4, Change in Election; Section 5, Acceptance of Eligible Options for Exchange and Cancellation and Issuance of New Awards; Section 6, Conditions of the Offer; Section 8, Exchange Ratio; Section 9, Source and Amount of Consideration; Terms of New Awards; Section 11, Status of Eligible Options Acquired by Us in the Offer; Accounting Consequences of the Offer; Section 12, Legal Matters; Regulatory Approvals; Section 13, Material U.S. Federal Income Tax Consequences; and Section 14, Extension of the Offer; Termination; Amendment.

(b)	Purchases. Current members of Cascade Microtech’s Board of Directors and the Company’s executive officers will not be eligible to participate in the Offer. The information set forth in the Offer to Exchange under the caption “The Offer” in Section 10, Interests of Directors and Executive Officers; Transactions and Arrangements Involving the Eligible Options, is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Exchange under the caption “The Offer” in Section 1, Eligible Employees; Employee Options; Expiration Date; Section 9, Source and Amount of Consideration; Terms of New Awards; and Section 10, Interests of Directors and Executive Officers; Transactions and Arrangements Involving the Eligible Options, is incorporated herein by reference. The Cascade Microtech 1993 Stock Incentive Plan and the Cascade Microtech 2000 Plan filed as Exhibits (d)(1) and (d)(2) are incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a)	Purposes. The information set forth in the Offer to Exchange under the caption “The Offer” in Section 2, Purpose of the Offer, is incorporated herein by reference.

(b)	Use of Securities Acquired. The information set forth in the Offer to Exchange under the caption “The Offer” in Section 5, Acceptance of Eligible Options for Exchange and Cancellation and Issuance of New Awards, and Section 11, Status of Eligible Options Acquired by Us in the Offer, is incorporated herein by reference.

(c)	Plans. The information set forth in the Offer to Exchange under the caption “The Offer” in Section 2, Purpose of the Offer; Section 16, Information About Us; and Section 17, Additional Information, is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)	Source of Funds. The information set forth in the Offer to Exchange under the caption “The Offer” in Section 1, Eligible Employees; Eligible Options; Expiration Time; Section 9, Source and Amount of Consideration; Terms of New Awards; and Section 15, Fees and Expenses, is incorporated herein by reference.

(b)	Conditions. The information set forth in the Offer to Exchange under the caption “The Offer” in Section 6, Conditions of the Offer, is incorporated herein by reference.

(d)	Borrowed Funds. Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a)	Securities Ownership. The information set forth in the Offer to Exchange under the caption “The Offer” in Section 10, Interests of Directors and Executive Officers; Transactions and Arrangements Involving the Eligible Options, is incorporated herein by reference.

(b)	Securities Transactions. The information set forth in the Offer to Exchange under the caption “The Offer” in Section 10, Interests of Directors and Executive Officers; Transactions and Arrangements Involving the Eligible Options, is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations. Not applicable.

Item 10.	Financial Statements.

(a)	Financial Information. The information set forth in Schedule B, Summary Financial Information of Cascade Microtech, Inc. to the Offer to Exchange and in the Offer to Exchange under the caption “The Offer” in Section 16, Information About Us; Section 17, Additional Information; and Section 18, Financial Statements, is incorporated herein by reference. A summary of the financial information included in our Annual Report on Form 10-K for the year ended December 31, 2007, filed with the SEC on March 17, 2008, and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, filed with the SEC on November 10, 2008, both of which are incorporated herein by reference, is attached hereto as Schedule B to the Offer to Exchange. The Company’s Annual Report on Form 10-K and Quarterly Report on Form 10-Q can also be accessed electronically on the SEC’s website at http://www.sec.gov.

(b)	Pro Forma Information. Not applicable.

Item 11.	Additional Information.

(a)	Agreements, Regulatory Requirements and Legal Proceedings.

(1)	The information set forth in the Offer to Exchange under the caption “The Offer” in Section 10, Interests of Directors and Executive Officers; Transactions and Arrangements Involving the Eligible Options, is incorporated herein by reference.

(2)	The information set forth in the Offer to Exchange under the caption “The Offer” in Section 12, Legal Matters; Regulatory Approvals, is incorporated herein by reference.

(3)	Not applicable.

(4)	Not applicable.

(5)	Not applicable.

(b)	Other Material Information. Not applicable.

Item 12.	Exhibits.

Exhibit Number	Description

(a)(1)(A)	Offer to Exchange Certain Outstanding Options for Restricted Stock Units, dated January 29, 2009.

(a)(1)(B)	Form of Election Form.

(a)(1)(C)	Form of Notice of Withdrawal.

(a)(1)(D)	Form of Confirmation of Receipt of Election Form.

(a)(1)(E)	Form of Confirmation of Receipt of Notice of Withdrawal.

(a)(1)(F)	Correspondence dated January 29, 2009 to Eligible Employees holding Eligible Options.

(a)(1)(G)	Form of Stock Option Planning Summary.

(a)(1)(H)	Form of Restricted Stock Unit Agreement under the Cascade Microtech, Inc. 2000 Stock Incentive Plan for use in connection with the Offer to Exchange.

(a)(1)(I)	Annual Report on Form 10-K for the year ended December 31, 2007, filed with the SEC on March 17, 2008, and incorporated herein by reference.

(a)(1)(J)	Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, filed with the SEC on November 10, 2008, and incorporated herein by reference.

(b)	Not applicable.

(d)(1)	Cascade Microtech, Inc. 1993 Stock Incentive Plan, as amended, filed as an exhibit to Cascade Microtech’s Registration Statement on Form S-1, file No. 333-47100, and incorporated herein by reference.

(d)(2)	Cascade Microtech, Inc. 2000 Stock Incentive Plan, as amended, and related forms of stock option grant and exercise, filed as an exhibit to Cascade Microtech’s Current Report on Form 8-K, filed with the SEC on May 24, 2006, and incorporated herein by reference.

(g)	Not applicable.

(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CASCADE MICROTECH, INC.

By:	/s/ STEVEN SIPOWICZ
Steven Sipowicz
Vice President and Chief Financial Officer

Date: January 28, 2009

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)	Offer to Exchange Certain Outstanding Options for Restricted Stock Units, dated January 29, 2009.

(a)(1)(B)	Form of Election Form.

(a)(1)(C)	Form of Notice of Withdrawal.

(a)(1)(D)	Form of Confirmation of Receipt of Election Form.

(a)(1)(E)	Form of Confirmation of Receipt of Notice of Withdrawal.

(a)(1)(F)	Correspondence dated January 29, 2009 to Eligible Employees holding Eligible Options.

(a)(1)(G)	Form of Stock Option Planning Summary.

(a)(1)(H)	Form of Restricted Stock Unit Agreement under the Cascade Microtech, Inc. 2000 Stock Incentive Plan for use in connection with the Offer to Exchange.

(a)(1)(I)	Annual Report on Form 10-K for the year ended December 31, 2007, filed with the SEC on March 17, 2008, and incorporated herein by reference.

(a)(1)(J)	Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, filed with the SEC on November 10, 2008, and incorporated herein by reference.

(b)	Not applicable.

(d)(1)	Cascade Microtech, Inc. 1993 Stock Incentive Plan, as amended, filed as an exhibit to Cascade Microtech’s Registration Statement on Form S-1, file No. 333-47100, and incorporated herein by reference.

(d)(2)	Cascade Microtech, Inc. 2000 Stock Incentive Plan, as amended, and related forms of stock option grant and exercise, filed as an exhibit to Cascade Microtech’s Current Report on Form 8-K, filed with the SEC on May 24, 2006, and incorporated herein by reference.

(g)	Not applicable.

(h)	Not applicable.